Exhibit 99.1

PHH Corporation Announces Second Quarter 2017 Results

Performance Highlights:

•
Net loss attributable to PHH Corporation of $46 million or $0.86 per basic share, which includes $24 million of pre-tax expenses related to notable items and $16 million of pre-tax expenses related to Exit and disposal costs.

•
Our Board of Directors has authorized an increase in repurchases of shares of our common stock to up to $300 million in the aggregate from $100 million. We intend to launch a modified Dutch Auction tender offer for our shares of common stock in the amount of up to $266 million and at a share price not to exceed $14.25 at the next available securities purchase date.

•
Maintains estimate of potential excess cash(1) of up to $655 million which includes $34 million of share repurchases completed to-date and is based on certain assumptions for asset sales, contingencies, working capital, and transaction, restructuring and PLS exit costs.

•
In June and July 2017, we closed the initial sales of FHLMC and FNMA MSRs and related advances to New Residential Investment Corp. for $442 million in total proceeds, net of related holdback. On August 7th we closed the initial asset sale of our PHH Home Loans Joint Venture to Guaranteed Rate Affinity for net proceeds of $7 million.

•
In August 2017, we settled our previously disclosed FHA regulatory matter for $65 million and previously disclosed regulatory matters with the U.S. Attorney’s Office for the Eastern District of New York and the FHFA for approximately $9.5 million. These settlements were included in our recorded liability as of June 30, 2017.

Mount Laurel, NJ — August 8, 2017 — PHH Corporation (NYSE: PHH) (“PHH” or the “Company”) today announced financial results for the quarter ended June 30, 2017. For the quarter ended June 30, 2017, the Company reported Net loss attributable to PHH Corporation of $46 million or $0.86 per basic share. Net loss attributable to PHH Corporation for the quarter ended June 30, 2016 was $12 million or $0.22 per basic share.

Robert B. Crowl, President and CEO of PHH Corporation, said, "We are making progress in executing our strategic actions and gaining greater clarity with respect to the amount of potential excess cash available. As a result, our Board has approved an increase in our share repurchase authorization to up to $300 million in the aggregate from $100 million. We remain focused on executing the necessary actions to maximize the amount of potential excess cash and the opportunity for near-term cash distributions to shareholders."

Crowl also commented, "In addition, we continue to execute against our business transformation initiatives while working to minimize cash usage and maintain the stability of our business platforms in order to achieve maximum shareholder value.”

__________________________

(1)
The amount of excess cash is dependent upon a variety of factors, including the execution of the sale of our remaining committed MSRs, the monetization of our investment in PHH Home Loans, the successful completion of our PLS exit activities, the resolution of our outstanding legal and regulatory matters and the successful completion of other restructuring and capital management activities in accordance with our assumptions. There can be no assurances that the actions will result in the amount of estimated excess cash.

Summary Consolidated Results
(In millions, except per share data)
	Three Months Ended June 30,
	2017	2016
GAAP Results
Net revenues	$112	$196
Loss before income taxes	(83)	(20)
Net loss attributable to PHH Corporation	(46)	(12)

Basic & diluted loss per share attributable to PHH Corporation	$(0.86)	$(0.22)
Weighted-average common shares outstanding — basic & diluted shares	53.342	53.568

Non-GAAP Results*
Core loss (pre-tax)	$(75)	$(11)
Core loss (after-tax)	(43)	(4)

Core loss per share	$(0.81)	$(0.08)

Notable items, Exit and disposal costs and net MSRs asset and secured liability fair value adjustments included the following:

	Three Months Ended June 30,
	2017		2016
	Pre-Tax	Post-Tax	Pre-Tax	Post-Tax
	$	Per Share	$	Per Share
Notable items:
Legal and regulatory reserves	$(13)	$(0.14)	$—	$—
Strategic review expenses	(6)	(0.07)	(4)	(0.04)
Loss from MSR sales	(4)	(0.04)	—	—
MSR transaction costs	(1)	(0.01)	—	—
Severance	—	—	(5)	(0.06)
Re-engineering and growth investments	—	—	(6)	(0.07)

Exit and disposal costs	(16)	(0.17)	—	—
Market-related MSRs asset and secured liability fair value adjustments, net of related derivatives	(4)	(0.05)	(12)	(0.14)

Capital Update

During the second quarter, we began executing repurchases under the $100 million open market program announced in May 2017. Under that program, we paid $24 million to reduce our issued and outstanding common shares by 1.761 million through June 30th, and we paid an additional $10 million to repurchase 689,502 additional shares through August 4th.

Our Board of Directors authorized an increase in share repurchases of our common stock to up to $300 million in the aggregate from $100 million. We intend to launch a modified Dutch Auction tender offer for our shares of common stock at the next available securities purchase date for the remaining authorizations under the program of up to $266 million, and at a share price not to exceed $14.25.

In July 2017, we completed a tender offer on our unsecured debt and repaid $496 million principal for $524 million in cash, plus accrued interest. After the completion of the tender offer, $119 million principal of unsecured debt remains outstanding.

* Non-GAAP Financial Measures

Core earnings or loss (pre-tax), core earnings or loss (after-tax) and core earnings or loss per share are financial measures that are not in accordance with U.S. generally accepted accounting principles (GAAP). See the “Note Regarding Non-GAAP Financial Measures” below for a detailed description and reconciliation of such Non-GAAP financial measures to their most directly comparable GAAP financial measures, as required by Regulation G.

Conference Call/Webcast

The Company will host a conference call at 10:00 a.m. (Eastern Time) on Wednesday, August 9, 2017, to discuss its second quarter 2017 results. All interested parties are welcome to participate. An investor presentation with an appendix of supplemental schedules will accompany the conference call and be available by visiting the Investor Relations page of PHH's website at www.phh.com on Wednesday, August 9, 2017, prior to the start of the conference call.

You can access the conference call by dialing (888) 505-4378 or (719) 325-2109 and using the conference ID 7665312 approximately 10 minutes prior to the call. The conference call will also be webcast, which can be accessed from the Investor Relations page of PHH's website at www.phh.com under webcasts and presentations.

A replay will be available beginning shortly after the end of the call through August 24, 2017, by dialing (888) 203-1112 or (719) 457-0820 and using conference ID 7665312, or by visiting the Investor Relations page of PHH's website at www.phh.com.

About PHH Corporation

Headquartered in Mount Laurel, New Jersey, PHH Corporation is a leading provider of end-to-end mortgage solutions through its subsidiary, PHH Mortgage. Its outsourcing model and proven expertise, combined with a strong commitment to operational excellence and customer service, has enabled PHH Mortgage to become one of the largest non-bank originators, servicers and subservicers of residential mortgages in the United States. PHH Mortgage currently provides mortgage solutions for the real estate market and financial institutions, and offers home financing directly to consumers. For additional information, please visit www.phh.com/invest.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward looking-statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.”

You should understand that forward-looking statements are not guarantees of performance or results and are preliminary in nature. You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in our periodic reports filed with the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us or our businesses generally. Such periodic reports are available in the “Investors” section of our website at http://www.phh.com and are also available at http://www.sec.gov. Except for our ongoing obligations to disclose material information under the federal securities laws, applicable stock exchange listing standards and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.

Pre-Commencement Tender Offer Communication

The discussion of the tender offer for our shares of common stock described herein is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of PHH’s shares are made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. PHH will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, MacKenzie Partners, Inc. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Contact Information

Investors                    Media
Hugo Arias                    Dico Akseraylian
hugo.arias@phh.com                dico.akseraylian@phh.com
856-917-0108                    856-917-0066

PHH CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
REVENUES
Origination and other loan fees	$37	$79	$81	$140
Gain on loans held for sale, net	52	77	94	125
Loan servicing income, net	28	44	61	99
Net interest expense	(6)	(7)	(13)	(16)
Other income	1	3	3	5
Net revenues	112	196	226	353

EXPENSES
Salaries and related expenses	75	92	161	182
Commissions	14	18	25	30
Loan origination expenses	9	18	18	34
Foreclosure and repossession expenses	5	9	12	16
Professional and third-party service fees	30	37	67	76
Technology equipment and software expenses	9	10	18	20
Occupancy and other office expenses	9	11	18	24
Depreciation and amortization	3	5	7	9
Exit and disposal costs	16	—	41	—
Other operating expenses	25	16	47	31
Total expenses	195	216	414	422
Loss before income taxes	(83)	(20)	(188)	(69)
Income tax benefit	(33)	(11)	(67)	(30)
Net loss	(50)	(9)	(121)	(39)
Less: net (loss) income attributable to noncontrolling interest	(4)	3	(8)	3
Net loss attributable to PHH Corporation	$(46)	$(12)	$(113)	$(42)

Basic and Diluted loss per share attributable to PHH Corporation	$(0.86)	$(0.22)	$(2.11)	$(0.78)

PHH CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)

	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$1,001	$906
Restricted cash	75	57
Mortgage loans held for sale	625	683
Accounts receivable, net	74	66
Servicing advances, net (1)	473	628
Mortgage servicing rights (1)	555	690
Property and equipment, net	28	36
Other assets	75	109
Total assets	$2,906	$3,175

LIABILITIES
Accounts payable and accrued expenses	$205	$193
Subservicing advance liabilities	205	290
Mortgage servicing rights secured liability (2)	114	—
Debt, net (3)	1,192	1,262
Deferred taxes, net	11	101
Loan repurchase and indemnification liability	41	49
Other liabilities	160	157
Total liabilities	1,928	2,052
Commitments and contingencies

Total PHH Corporation stockholders’ equity	955	1,092
Noncontrolling interest	23	31
Total equity	978	1,123
Total liabilities and equity	$2,906	$3,175

_______________

(1)
MSR and Advances Sale Commitments. As of June 30, 2017, we had commitments to sell MSRs, representing $52.3 billion of unpaid principal balance for $427 million in MSR fair value. Additionally, we had commitments to transfer approximately $220 million in servicing advances to the counterparties of these agreements. In July and August, we executed a portion of the sales on these commitments, including a sale of FNMA MSRs to New Residential as discussed previously. After these transactions, we have remaining commitments to sell MSRs, representing $9.6 billion of unpaid principal balance, $61 million in MSR fair value and approximately $194 million of advances.

(2)
MSRs secured liability. In June 2017, we completed an initial sale of MSRs to New Residential which did not qualify for sale accounting treatment under GAAP and has been treated as a secured borrowing. Under this accounting treatment, the $114 million of related MSRs remain on the Condensed Consolidated Balance Sheet within Mortgage servicing rights and the proceeds from the sale are recognized as a MSRs secured liability.

We have elected to record the MSRs secured liability at fair value thereafter, consistent with the recording treatment of the related MSR asset, and any changes in fair value of the MSR asset and liability related the New Residential transfers will fully offset in the Condensed Consolidated Statements of Operations.

(3)
Unsecured Debt Tender Completed. In July 2017, we completed a tender offer on our unsecured debt and repaid $496 million principal for $524 million in cash, plus accrued interest. After the completion of the tender offer, $119 million principal of unsecured debt remains outstanding.

Segment Results
(In millions)					Second Quarter 2016
	Second Quarter 2017
	Mortgage Production	Mortgage Servicing	Other(1)	Total PHH Corporation	Total PHH Corporation
Origination and other loan fees	$37	$—	$—	$37	$79
Gain on loans held for sale, net	52	—	—	52	77
Loan servicing income	—	58	—	58	91
MSRs asset & secured liability fair value adjustments:
Prepayments and receipts of recurring cash flows	—	(26)	—	(26)	(35)
Market-related	—	(4)	—	(4)	(70)
Net derivative gain related to MSRs	—	—	—	—	58
Net interest expense:
Interest income	6	5	—	11	12
Secured interest expense	(5)	(2)	—	(7)	(8)
MSRs secured interest expense	—	(1)	—	(1)	—
Unsecured interest expense	—	(9)	—	(9)	(11)
Other income	1	—	—	1	3
Net revenues	91	21	—	112	196

Salaries and related expenses	43	15	17	75	92
Commissions	14	—	—	14	18
Loan origination expenses	9	—	—	9	18
Foreclosure and repossession expenses	—	5	—	5	9
Professional and third-party service fees	8	8	14	30	37
Technology equipment and software expenses	1	4	4	9	10
Occupancy and other office expenses	5	3	1	9	11
Depreciation and amortization	1	—	2	3	5
Exit and disposal costs	10	—	6	16	—
Other operating expenses:
Repurchase and foreclosure-related charges	—	3	—	3	5
Legal and regulatory reserves	—	13	—	13	—
Overhead Allocation - IT	12	5	(17)	—	—
Overhead Allocation - Other	14	5	(19)	—	—
Other	3	3	3	9	11
Total expenses	120	64	11	195	216
Loss before income taxes	(29)	(43)	(11)	$(83)	$(20)
Less: net loss attributable to noncontrolling interest	(4)	—	—
Segment loss	$(25)	$(43)	$(11)
_______________

(1)
Loss from 'Other' net shared services operations in 2017 primarily represents $6 million in Exit and disposal costs related to our reorganization of our operations and $4 million in costs associated with our strategic review.

Segment Results
(In millions)					Six Months Ended June 30, 2016
	Six Months Ended June 30, 2017
	Mortgage Production	Mortgage Servicing	Other	Total PHH Corporation	Total PHH Corporation
Origination and other loan fees	$81	$—	$—	$81	$140
Gain on loans held for sale, net	94	—	—	94	125
Loan servicing income	—	120	—	120	182
MSRs asset & secured liability fair value adjustments:
Prepayments and receipt of recurring cash flows	—	(53)	—	(53)	(61)
Market-related	—	(6)	—	(6)	(165)
Net derivative gain related to MSRs	—	—	—	—	143
Net interest expense:
Interest income	11	9	—	20	21
Secured interest expense	(9)	(4)	—	(13)	(16)
MSRs secured interest expense (1)	—	(1)	—	(1)	—
Unsecured interest expense	—	(19)	—	(19)	(21)
Other income	1	2	—	3	5
Net revenues	178	48	—	226	353

Salaries and related expenses	96	32	33	161	182
Commissions	25	—	—	25	30
Loan origination expenses	18	—	—	18	34
Foreclosure and repossession expenses	—	12	—	12	16
Professional and third-party service fees	12	15	40	67	76
Technology equipment and software expenses	2	7	9	18	20
Occupancy and other office expenses	11	6	1	18	24
Depreciation and amortization	3	1	3	7	9
Exit and disposal costs	23	2	16	41	—
Other operating expenses:
Repurchase and foreclosure-related charges	—	2	—	2	3
Loss on early debt retirement	—	—	—	—	—
Legal and regulatory reserves	—	22	—	22	5
Overhead Allocation - IT	24	9	(33)	—	—
Overhead Allocation - Other	27	10	(37)	—	—
Other	11	7	5	23	23
Total expenses	252	125	37	414	422
Loss before income taxes	(74)	(77)	(37)	$(188)	$(69)
Less: net loss attributable to noncontrolling interest	(8)	—	—
Segment loss	$(66)	$(77)	$(37)

Mortgage Production

Mortgage Production segment loss in the second quarter of 2017 was $25 million, compared to a segment profit of $13 million in the second quarter of 2016, as a result of our continued execution on our previously announced plan to exit the PLS business. Our second quarter of 2017 segment loss includes $25 million of PLS operating losses primarily resulting from the 57% decline in PLS closing units compared to the prior year quarter, as well as $10 million of Exit and disposal costs.

Net revenues were $91 million, a decline of 44% from second quarter of 2016 primarily driven by lower application and closing volumes from our PLS business.  Total retail closing units in the second quarter of 2017 declined by 43%, causing a decrease of $42 million in Origination and other loan fees, as compared to the second quarter of 2016. Gain on loans held for sale, net decreased by $25 million as compared to the prior year quarter, primarily from a 28% decrease in saleable applications due to the decline in PLS volume as we execute the exit of this channel.

Total expenses were $120 million, a decline of $26 million or 18% from second quarter of 2016. Salaries and related expenses decreased by $14 million as a result of declining average employee headcount and lower contract labor and overtime from reduced volumes. Commissions were down $4 million primarily due to a 12% decrease in closing volume from our real estate channel and lower private label closing units, and Loan origination expenses were down $9 million primarily due to a 44% decrease in retail application units. This was offset by $10 million in Exit and disposal costs in the second quarter of 2017, primarily related to $8 million of PLS contract-related termination costs and $3 million of retention expenses for employees impacted by the PLS exit.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(In millions)
Segment Results:
Origination and other loan fees	$37	$79	$81	$140
Gain on loans held for sale, net	52	77	94	125
Net interest income	1	3	2	5
Other income	1	3	1	5
Net revenues	91	162	178	275

Salaries and related expenses	43	57	96	114
Commissions	14	18	25	30
Loan origination expenses	9	18	18	34
Professional and third-party service fees	8	6	12	11
Technology equipment and software expenses	1	1	2	2
Occupancy and other office expenses	5	7	11	14
Depreciation and amortization	1	3	3	5
Exit and disposal costs	10	—	23	—
Other operating expenses	29	36	62	75
Total expenses	120	146	252	285
(Loss) income before income taxes	(29)	16	(74)	(10)
Less: net (loss) income attributable to noncontrolling interest	(4)	3	(8)	3
Segment (loss) profit	$(25)	$13	$(66)	$(13)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	($ in Millions)
Closings:
Saleable to investors	$2,061	$2,847	$3,769	$4,835
Fee-based	3,421	7,525	7,582	13,492
Total	$5,482	$10,372	$11,351	$18,327

Purchase	$3,560	$4,953	$6,224	$8,327
Refinance	1,922	5,419	5,127	10,000
Total	$5,482	$10,372	$11,351	$18,327

Retail - PLS	$3,617	$7,955	$8,289	$14,308
Retail - Real Estate	1,865	2,120	3,062	3,461
Total retail	5,482	10,075	11,351	17,769
Wholesale/correspondent	—	297	—	558
Total	$5,482	$10,372	$11,351	$18,327

Retail - PLS (units)	5,723	13,439	14,002	25,128
Retail - Real Estate (units)	6,218	7,581	10,426	12,549
Total retail (units)	11,941	21,020	24,428	37,677
Wholesale/correspondent (units)	—	1,180	—	2,191
Total (units)	11,941	22,200	24,428	39,868

Applications:
Saleable to investors	$2,978	$4,132	$5,517	$7,444
Fee-based	4,041	8,512	8,382	17,503
Total	$7,019	$12,644	$13,899	$24,947

Other:
IRLCs expected to close	$795	$1,318	$1,289	$2,486
Total loan margin on IRLCs (in basis points)	284	343	311	321
Loans sold	$1,899	$2,687	$3,842	$4,850

Mortgage Servicing

Mortgage Servicing segment loss in the second quarter of 2017 was $43 million, compared to a segment loss of $33 million in the second quarter of 2016. Our larger segment loss in second quarter of 2017 as compared to the prior year quarter is primarily driven by a 31% decline in our total loan servicing portfolio and a $13 million provision for legacy legal and regulatory matters, reflecting provisions for negotiated settlements and adjustments to reserves for other matters.

Net revenues were $21 million, a decline of 38% from the second quarter of 2016, primarily driven by a smaller total loan servicing portfolio. Loan servicing income declined $33 million as compared to the prior year quarter, due to a 26% decrease in the average capitalized loan servicing portfolio from the sale of a portion of our MSRs to Lakeview Loan Servicing, LLC ("Lakeview") and the low interest rate environment during 2016 leading to high prepayment activity. This was partially offset by a $17 million smaller reduction in the change in fair value of MSRs asset and secured liability, net of related derivatives as compared to the prior year quarter, resulting from declining payoffs in our capitalized servicing portfolio, as well as a smaller MSR fair value decline as compared to the prior year quarter. In the second quarter of 2017, we had a minimal MSR fair value decline as our fair value was calibrated to the pricing in our MSR sale commitments.

Total expenses were $64 million, a decline of $3 million or 4% compared to the second quarter of 2016. Salaries and related expenses decreased by $4 million due to declines in the average employee headcount. Foreclosure and repossession expenses decreased $4 million primarily due to lower foreclosure activity and improved delinquencies that were partially the result of the Lakeview MSR sales of delinquent government loans. Corporate overhead allocation decreased by $3 million resulting from decreases in professional fees from information technology shared services. This was partially offset by higher provisions for legal and regulatory matters of $13 million during the second quarter of 2017.

At June 30, 2017, our subservicing portfolio, consisted of approximately 351,000 units, down 28% from June 30, 2016. Our decline in total subservicing units was primarily driven from the fourth quarter of 2016 insourcing and MSR sale actions of two clients' related to loans that we subserviced, that was partially offset by the addition of subserviced loans from the June 2017 sale of MSRs to New Residential.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	($ in millions)
Segment Results:
Loan servicing income, net	$28	$44	$61	$99
Net interest expense	(7)	(10)	(15)	(21)
Other income	—	—	2	—
Net revenues	21	34	48	78

Salaries and related expenses	15	19	32	37
Foreclosure and repossession expenses	5	9	12	16
Professional and third-party service fees	8	9	15	18
Technology equipment and software expenses	4	4	7	8
Occupancy and other office expenses	3	4	6	9
Depreciation and amortization	—	1	1	2
Exit and disposal costs	—	—	2	—
Other operating expenses	29	21	50	42
Total expenses	64	67	125	132
Segment loss	$(43)	$(33)	$(77)	$(54)

	June 30,
	2017	2016
	($ in millions)
Total Loan Servicing Portfolio:
Conventional loans	$147,043	$204,208
Government loans	11,001	23,521
Home equity lines of credit	1,719	4,012
Unpaid Principal Balance	$159,763	$231,741

Number of loans in owned portfolio (units)	379,231	609,976
Number of subserviced loans (units) (1)	351,109	486,596
Total number of loans serviced (units)	730,340	1,096,572

Weighted-average interest rate	3.8%	3.8%

Portfolio delinquency
% of UPB - 30 days or more past due	1.98%	2.21%
% of UPB - Foreclosure, REO and Bankruptcy	1.61%	1.78%
Units - 30 days or more past due	2.83%	3.11%
Units - Foreclosure, REO and Bankruptcy	2.12%	2.19%

Capitalized Servicing Portfolio:
Unpaid Principal Balance of capitalized MSRs owned	$53,933	$92,687
Unpaid Principal Balance of capitalized MSRs in secured borrowing arrangement (2)	13,084	—
Total Unpaid Principal Balance of capitalized servicing portfolio	$67,017	$92,687

Capitalized servicing rate	0.83%	0.73%
Capitalized servicing multiple	3.0	2.6
Weighted-average servicing fee (in basis points)	27	29

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Total Loan Servicing Portfolio:
Average Portfolio UPB	$161,645	$232,529	$165,652	$230,951

Capitalized Servicing Portfolio:
Average Portfolio UPB	$69,619	$94,431	$74,184	$96,028
Payoffs and principal curtailments	3,270	4,812	6,729	8,767
Sales	2,200	224	12,516	496
_______________

(1)	Subserviced units include 80,519 units of servicing sold to New Residential in June 2017 that are accounted for as a secured borrowing arrangement and that remain in our Capitalized MSR balance.

(2)	Represents MSRs sold to New Residential in June 2017 that were accounted for as a secured borrowing arrangement.

* NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share are financial measures that are not in accordance with GAAP. See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Regulation G.

These Non-GAAP measures are used in managing certain aspects of the Company’s business.  For example, management’s reviews of results incorporate Non-GAAP measures and certain of the Company’s debt agreements contain covenants calculated using a measure similar to the calculations of the Non-GAAP measures.  The Company has also designed certain management incentives based upon the achievement of targets related to Non-GAAP measures. The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company’s underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period.

The Company also believes that any meaningful analysis of the Company’s financial performance by investors requires an understanding of the factors that drive the Company’s underlying operating performance which can be obscured by significant unrealized changes in value of the Company’s mortgage servicing rights and mortgage servicing rights secured liability, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on the Company’s mortgage servicing rights.

The Company believes these Non-GAAP measures provide useful information to investors that is supplementary to our results in accordance with GAAP; however, there are inherent limitations to these measures and they should not be viewed as a substitute for our results in accordance with GAAP as measurements of the Company's financial performance.

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share

Core earnings or loss (after-tax) and core earnings or loss per share involves differences from Net income or loss attributable to PHH Corporation and Basic earnings or loss per share attributable to PHH Corporation computed in accordance with GAAP.

Core earnings or loss (pre-tax and after-tax) and core earnings or loss per share measure the Company’s financial performance excluding unrealized changes in fair value of the Company’s mortgage servicing rights and mortgage servicing rights secured liability that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. The changes in fair value of mortgage servicing rights, mortgage servicing rights secured liability and related derivatives are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period.

NON-GAAP RECONCILIATIONS
(In millions, except per share data)

See “Note Regarding Non-GAAP Financial Measures” above in this press release for a description of the uses and limitations of the Non-GAAP Financial Measures.

CORE EARNINGS - Regulation G Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Loss before income taxes - as reported	$(83)	$(20)	$(188)	$(69)
Less: net (loss) income attributable to noncontrolling interest	(4)	3	(8)	3
Segment loss	(79)	(23)	(180)	(72)
Market-related fair value adjustments (1)	4	70	6	165
Net derivative gain related to MSRs	—	(58)	—	(143)
Core loss (pre-tax)	$(75)	$(11)	$(174)	$(50)

Net loss attributable to PHH Corporation - as reported	$(46)	$(12)	$(113)	$(42)
Market-related fair value adjustments (1)	4	70	6	165
Net derivative gain related to MSRs	—	(58)	—	(143)
	(42)	—	(107)	(20)
Income tax expense on Core adjustments (2)	1	4	2	8
Core loss (after-tax)	$(43)	$(4)	$(109)	$(28)

Core loss (after-tax) per share (3)	$(0.81)	$(0.08)	$(2.05)	$(0.53)

CORE EARNINGS BY SEGMENT - Regulation G Reconciliation

	Mortgage Production	Mortgage Servicing	Other	Mortgage Production	Mortgage Servicing	Other
	Three Months Ended June 30, 2017			Six Months Ended June 30, 2017
Segment loss	$(25)	$(43)	$(11)	$(66)	$(77)	$(37)
Market-related fair value adjustments (1)	—	4	—	—	6	—
Core loss (pre-tax)	$(25)	$(39)	$(11)	$(66)	$(71)	$(37)

	Three Months Ended June 30, 2016			Six Months Ended June 30, 2016
Segment profit (loss)	$13	$(33)	$(3)	$(13)	$(54)	$(5)
Market-related fair value adjustments (1)	—	70	—	—	165	—
Net derivative gain related to MSRs	—	(58)	—	—	(143)	—
Core earnings (loss) (pre-tax)	$13	$(21)	$(3)	$(13)	$(32)	$(5)

___________

(1)	Represents the Change in fair value of MSRs asset and secured liability due to changes in market inputs and assumptions used in the valuation model.

(2)	An incremental effective tax rate of 39% was applied to arrive at the net of taxes amounts.

(3)
Basic weighted-average shares outstanding of 53.342 million and 53.568 million for the three months ended June 30, 2017 and 2016, respectively, and 53.511 million and 53.636 million for the six months ended June 30, 2017 and 2016, respectively, were used to calculate per share amounts.